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                            NATIONS FLOORING, INC.

                                                                 April 1, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re: Application for Withdrawal of Registration Statement of Nations Flooring, Inc. on Form S-1 (the "Registration Statement"), SEC File No. 333-19871
                           ----------------------------------------------------

Dear Sirs:

                  Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Nations Flooring, Inc. (the "Company") hereby requests that the above-referenced Registration Statement be withdrawn and further requests that the Securities and Exchange Commission consent to such withdrawal. This will confirm that no offers or sales of securities have been effected pursuant to such Registration Statement.

                  The Company filed the Registration Statement to register shares of the Company's common stock, par value $.001 per share (the "Common Stock"), in an underwritten public offering (the "Offering"), for the Company's account. At the present time, the Company has determined that it can not effect the Offering at a price per share of Common Stock consistent with the value it believes the Common Stock to be worth. Accordingly, the Company has decided to abandon the Offering and instead seek private financing on terms it believes will be more favorable to the Company and its stockholders.

                  We would appreciate your calling Andrew J. Levinson at (212) 344-5500 should you have any questions or require further information.

                  Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed postage prepaid envelope.

                                      Very truly yours,

                                      NATIONS FLOORING, INC.

                                      By:  /s/ Philip A. Herman
                                          ------------------------------------
                                              Philip A. Herman
                                              Chairman of the Board
                                              and President

cc:      H. Christopher Owings, Esq.
         Terry Hatfield
         Patricia Woodbury
         Jennifer Hardy
         David Ryan

              100 MAIDEN LANE o 17th Floor o NEW YORK, NY 10038 o
                     Tel: 212-898-8888 o Fax: 212-898-8800